UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Abengoa Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

Daniel Alaminos Echarri

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G00349109	13D	Page	2	of	9	Pages

1	Names of Reporting Persons: Abengoa Concessions Investments Limited
2	Check the Appropriate Box if a Member of a Group:
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds: AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 51,153,302*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 51,153,302*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 51.04%**
14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

CUSIP No.	G00349109	13D	Page	3	of	9	Pages

1	Names of Reporting Persons: Abengoa Concessions, S.L.
2	Check the Appropriate Box if a Member of a Group:
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds: AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Kingdom of Spain
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 51,153,302*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 51,153,302*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 51.04%**
14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

CUSIP No.	G00349109	13D	Page	4	of	9	Pages

1	Names of Reporting Persons: Abengoa Solar, S.A.
2	Check the Appropriate Box if a Member of a Group:
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds: AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Kingdom of Spain
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 51,153,302*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 51,153,302*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 51.04%**
14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

CUSIP No.	G00349109	13D	Page	5	of	9	Pages

1	Names of Reporting Persons: Abengoa, S.A.
2	Check the Appropriate Box if a Member of a Group:
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Kingdom of Spain
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 51,153,302*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 51,153,302*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 51.04%**
14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

CUSIP No.	G00349109	13D	Page	6	of	9	Pages

Item 1.          Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value of $0.10 per share (the “Ordinary Shares”), of Abengoa Yield plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom. TW8 9DF.

Item 2.          Identity and Background.

This Schedule 13D is filed jointly by Abengoa, S.A., a corporation organized under the laws of the Kingdom of Spain (“Abengoa”), Abengoa Concessions, S.L., a corporation organized under the laws of the Kingdom of Spain (“Abengoa Concessions”), Abengoa Solar, S.A., a corporation organized under the laws of the Kingdom of Spain (“Abengoa Solar”) and Abengoa Concessions Investments Limited, a private limited company incorporated under the laws of England and Wales (“ACI”). Abengoa holds 100% of the interests in Abengoa Concessions and Abengoa Solar. ACI is owned jointly by Abengoa Concessions and Abengoa Solar. Abengoa, Abengoa Concessions, Abengoa Solar and ACI are collectively referred to herein as the “Reporting Persons.”

The address of principal business and principal office of each Reporting Person is:

Abengoa, S.A.

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

Abengoa Concessions, S.L.

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

Abengoa Solar, S.A.

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

Abengoa Concessions Investments Limited

Great West House, GW1, 17th Floor

Great West Road

Brentford, United Kingdom

TW8 9DF

The principal business of Abengoa is to undertake and operate any businesses related to projects and the construction, manufacture, import, export, acquisition, repair, installation, assembly, contracting, sale and supply of all types of electrical, electronic, mechanical and gas apparatus, for any type of application, and the materials that are complementary to this branch of industry, as well as the complementary civil engineering works for these installations, and also the complementary civil engineering works of all the other businesses related to it; the study, promotion and execution of all types of civil engineering works for construction, restoration, improvements and maintenance, both public and private, including all types of industrial constructions, civil engineering works, infrastructures, hard landscaping, the construction of residential housing, buildings and properties of all kinds as well as the acquisition, holding, administration, provision and sale of all types of personal and real property, intangible rights and transferable securities.

The principal business of Abengoa Solar is the promotion of use of renewable energy sources or improvements in energy efficiency in industrial processes in the fields of solar energy, environmental and industry, including research and development of applications, technologies and materials, the design, manufacture and assembly, construction, operation and maintenance of related facilities, import and marketing of such products or their derivatives, as well as advisory services and support including financial, economic, legal, business organization, control and audit, fiscal, human resources, broadcasting, commercial management, supply and risk management.

The principal business of Abengoa Concessions is the promotion of renewable energy or energy efficiency improvements in industrial processes in the fields of energy, environment and industry, directly or indirect through investment, subscription, acquisition, disposal, transfer or assessment of shares, granting of loans, debt assumptions, surety of all kinds, providing guarantees or warranties on obligations of the company or of third parties.

CUSIP No.	G00349109	13D	Page	7	of	9	Pages

ACI was formed to hold shares of the Issuer beneficially owned by Abengoa.

Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of each of the Reporting Persons is set forth in Schedule A hereto and incorporated herein by reference.

Item 3.          Source and Amount of Funds or Other Consideration.

As of June 24, 2014, ACI directly owned 51,422,499 Ordinary Shares. The Reporting Persons previously reported the beneficial ownership of such Ordinary Shares on Schedule 13G pursuant to Rule 13d-1(d) on February 13, 2015. The Reporting Persons acquired these shares from the Issuer in connection with the initial public offering (the “IPO”) of the Issuer in June 2014 as consideration for the assets transferred to the Issuer by Abengoa with a book value of $1,791.8 million immediately prior to the IPO. On January 12, 2015 and January 15, 2015, the Reporting Persons disposed of 10,580,000 Ordinary Shares through an underwritten public offering, which reduced their beneficial ownership to 40,842,499 Ordinary Shares.

On May 8, 2015, ACI agreed to purchase 10,310,803 Ordinary Shares (the “PIPE Shares”) from the Issuer in an offering of Ordinary Shares (the “PIPE Offering”) pursuant to an ordinary share purchase agreement between ACI and the Issuer (the “Purchase Agreement”). ACI agreed to purchase the PIPE Shares at a price of $33.14 per share and the total consideration paid on behalf of ACI to the Issuer for the PIPE Shares was $341,700,011.42. The PIPE Shares were issued on May 14, 2014. The PIPE Shares were offered and sold pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The source of funds for the acquisition of the PIPE Shares was working capital of Abengoa.

Item 4.          Purpose of the Transaction.

The Reporting Persons purchased the Ordinary Shares in the IPO for investment purposes. The Reporting Persons purchased the PIPE Shares for investment purposes and to maintain their controlling stake in the Issuer.

Abengoa, as the Issuer’s controlling shareholder, intends to review on a continuing basis its investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

On February 9, 2015, Abengoa announced its intention to reduce our shareholding in Issuer to below 50%, with the objective of maintaining a long-term stake in the range of 40-49% of the Issuer’s Ordinary Shares. Abengoa has also indicated its intention to reinforce the role of independent directors of the Issuer in order to effectively transfer control once Abengoa reduces its shareholding in the Issuer below 50%. The information under “Memorandum of Understanding” in Item 6 is hereby incorporated by reference.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.          Interest in Securities of the Issuer.

(a)     As of June 24, 2015, ACI is the direct beneficial owner of 51,153,302 Ordinary Shares and the Reporting Persons beneficially own 51.04% of the Ordinary Shares.

The following persons listed on Schedule A beneficially own the number of Ordinary Shares of the Issuer indicated: Felipe Benjumea Llorente (26,309 Ordinary Shares), Santiago Seage Medela (20,000 Ordinary Shares), Manuel Sanchez Ortega (28,000 Ordinary Shares), Ricardo Hausmann (280 Ordinary Shares), Jesus Garcia Quilez (3,900 Ordinary Shares), Eduard Soler Babot (7,140 Ordinary Shares) and Alfonso González Domińguez (4,690 Ordinary Shares). Additionally, Felipe Benjumea Llorente may be deemed to beneficially own the 2,814 Ordinary Shares owned by his wife and the 47 Ordinary Shares owned by his children.

(b)    Abengoa, Abengoa Concessions and Abengoa Solar through their ownership of ACI, may be deemed to share voting and dispositive power over the 51,153,302 Ordinary Shares beneficially owned by ACI.

(c)     Except as disclosed in Item 3 of this Schedule 13D, which is incorporated herein by reference, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in Schedule A to this Schedule 13D effected any transactions

CUSIP No.	G00349109	13D	Page	8	of	9	Pages

in the Ordinary Shares during the past sixty days.

(d)     Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)     Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On May 14, 2015 and in connection with the PIPE Offering, ACI entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). All of the PIPE Shares issued to ACI in connection with the PIPE Offering are subject to the Registration Rights Agreement. The Issuer agreed to file a registration statement registering the PIPE Shares for public resale under the Securities Act by July 31, 2015. The PIPE Shares held by ACI are subject to a lock-up agreement between Abengoa and the placement agents in the PIPE Offering, which, unless waived and subject to certain exceptions, will prevent the Reporting Persons from selling or disposing any of its Ordinary Shares, including the PIPE Shares, until the 30th day after the effectiveness of the registration statement filed pursuant to the Registration Rights Agreement.

Memorandum of Understanding

Abengoa entered into a memorandum of understanding (the “Governance MOU”) with the Issuer on December 9, 2014, pursuant to which Abengoa and the Issuer agreed to work jointly for a period of seven months to amend the Issuer’s corporate governance regulations to (i) ensure that none of the Issuer’s shareholders, including Abengoa, shall have the right to appoint or recommend either the majority or half of its directors, even if such shareholder (including Abengoa) owns a majority of the Issuer’s Ordinary Shares, (ii) expand the list of strategic matters that require approval by the Issuer’s board of directors, including significant investments, divestitures and indebtedness and (iii) ensure that Abengoa will not be entitled to exercise more than 40% of the voting rights in relation to the Issuer.

Exchangeable Notes

On February 26, 2015, Abengoa sold an aggregate of $279,000,000 principal amount of 5.125% Exchangeable Notes due 2017 (the “Exchangeable Notes”). After September 1, 2015 and subject to the satisfaction of certain conditions, the Exchangeable Notes are exchangeable, at the option of the holders of the Exchangeable Notes for Ordinary Shares that are beneficially owned by the Reporting Persons. The Exchangeable Notes are initially exchangeable at a rate of 5,163.16 Ordinary Shares per $200,000 principal amount of Exchangeable Notes, subject to adjustment. As of the date hereof, there are 7,202,602.23 Ordinary Shares that may be subject to delivery to holders of the Exchangeable Notes upon exchange of the Exchangeable Notes. The Exchangeable Notes were issued by Abengoa pursuant to a fiscal agency agreement dated March 5, 2015 between Abengoa and Citibank N.A., London Branch (the “Fiscal Agency Agreement”).

The foregoing summaries of the Registration Rights Agreement, the Governance MOU and the Subscription Agreement are generalized, do not purport to be complete and, as such, are qualified in their entirety by the Registration Rights Agreement, which is set forth as Exhibit 1, the Governance MOU, which as set forth in Exhibit 2, and the Fiscal Agency Agreement, which is set forth as Exhibit 3, each of which is incorporated in this Item 6 by reference.

Item 7.          Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Registration Rights Agreement, dated May 14, 2015.
2	Memorandum of Understanding, dated December 9, 2014.
3	Fiscal Agency Agreement, dated March 5, 2015.
99	Joint Filing Agreement.

CUSIP No.	G00349109	13D	Page	9	of	9	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2015

ABENGOA, S.A.

By:	/s/ Santiago Seage Medela
Name: Santiago Seage Medela
Title: Chief Executive Officer

ABENGOA CONCESSIONS, S.L.

By:	/s/ Santiago Seage Medela
Name: Santiago Seage Medela
Title: Chairman of the Board

ABENGOA SOLAR, S.A.

By:	/s/ Armando Zuluaga Zilberman
Name: Armando Zuluaga Zilberman
Title: Chief Executive Officer

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Santiago Seage Medela
Name: Santiago Seage Medela
Title: President and Chief Executive Officer

Schedule A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Felipe Benjumea Llorente	Chairman of Abengoa, S.A.	(1)	Spain
Santiago Seage Medela	CEO of Abengoa, S.A.	(1)	Spain
Manuel Sánchez Ortega	First vice-chairman of Abengoa, S.A.	(1)	Spain
Antonio Fornieles Melero	Second vice-chairman and lead independent director of Abengoa, S.A.	(1)	Spain
José Joaquín Abaurre Llorente	Industrial Engineer. Director of Abengoa, S.A.	(1)	Spain
José Luis Aya Abaurre	Technical Engineer in Agriculture. Director of Abengoa, S.A.	(1)	Spain
José Borrell Fontellés	Professor of Introduction to Economic Analysis at Madrid’s Universidad Complutense	(1)	Spain
Javier Benjumea Llorente	Executive director of Abengoa, S.A. Chairman of the International Advisory Board of Abengoa, S.A.	(1)	Spain
Mercedes Gracia Díez, Director	Professor of Econometrics at Madrid’s Universidad Complutense and at Centro Universitario de Estudios Financieros	(1)	Spain
Ricardo Martínez Rico	President and CEO of Equipo Económico	(1)	Spain
Claudi Santiago Ponsa	Officer of First Reserve Corporation	(1)	Spain
Ignacio Solís Guardiola	Regional Director for private banking of Lloyds Bank	(1)	Spain
Fernando Solís Martínez-Campos	Director of Abengoa, S.A., Concesur and Cabimar	(1)	Spain
Carlos Sundheim Losada	Industrial Engineer. Director of Abengoa, S.A.	(1)	Spain
Alicia Velarde Valiente	Notary	(1)	Spain
Ricardo Hausmann	Director of the Centre for International Development and a Professor at Harvard University	(1)	Venezuela

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Felipe Benjumea Llorente	Executive Chairman	(1)	Spain
Santiago Seage Medela	Chief Executive Officer	(1)	Spain
José Domínguez Abascal	Technical General Secretary	(1)	Spain
Jesús Ángel García-Quilez Gómez	Chief Financial Officer	(1)	Spain
Ignacio Garcia Alvear	Co-Chief Financial Officer, responsible for Investor Relations & Capital Markets	(1)	Spain
Alfonso González Domínguez	Engineering and Construction and South America Executive VP	(1)	Spain
Armando Zuluaga Zilbermann	Solar Executive VP	(1)	Spain
Carlos Cosín Fernández	Water Executive VP	(1)	Spain
Álvaro Polo Guerrero	Human Resources Director	(1)	Spain
Luis Fernández Mateo	Director of Organization, Quality and Budgets	(1)	Spain
Juan Carlos Jiménez Lora	Director of Planning and Control	(1)	Spain
Germán Bejarano García	Assistant CEO, International Institutional Relations Director	(1)	Spain
Daniel Alaminos Echarri	General Secretary	(1)	Spain
Luis Enrique Pizarro Maqueda	Chief Audit Officer	(1)	Spain
Enrique Borrajo Lovera	Consolidation and Reporting Officer	(1)	Spain

Miguel Ángel Jiménez-Velasco Mazarío	Compliance Officer	(1)	Spain
Enrique Aroca Moreno	Chief Information Officer	(1)	Spain
Manuel Doblaré Castellano	Abengoa Research General Director	(1)	Spain
Antonio Vallespir	Biofuels Executive VP	(1)	Spain
Javier Garoz	CEO Abengoa Yield	(1)	Spain

(1)   Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA SOLAR, S.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Javier Benjumea Llorente Chairman	Executive director of Abengoa, S.A. Chairman of the International Advisory Board of Abengoa, S.A.	(1)	Spain
Manuel Sánchez Ortega Director	First Vice-Chairman of Abengoa, S.A.	(1)	Spain
Armando Zuluaga Zilbermann Director and Chief Executive Officer	Solar Executive VP, Abengoa, S.A. CEO of Abengoa Solar, S.A.	(1)	Spain
Santiago Seage Medela Director	CEO of Abengoa, S.A.	(1)	Spain
Guadalupe Sundheim Losada Director	Director of Abengoa Solar, S.A.	(1)	Spain
Bernardo Villazán Gil Director	Chief Executive Officer of Ingeniatrics	(1)	Spain
Francisco Javier Salas Collantes Director	Director of Abengoa Solar, S.A.	(1)	Spain
Manuel Gasset Loring Director	Director of Abengoa Solar, S.A.	(1)	Spain
José Domínguez Abascal Director	Technical General Secretary of Abengoa, S.A.	(1)	Spain
Fernando de las Cuevas Terán Secretary to the Board and General Counsel	General Counsel of Abengoa Solar, S.A.	(1)	Spain
Javier Albarracín Chief Financial Officer	CFO of Abengoa Solar, S.A.	(1)	Spain
David Fernández Chief Operating Officer	COO of Abengoa Solar, S.A.	(1)	Spain

(1)   Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS, S.L.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Santiago Seage Medela Chairman	CEO of Abengoa, S.A.	(1)	Spain
Eduard Soler Babot Director	CFO of Abengoa Yield plc	(2)	Spain
Irene María Hernandez Martín de Arriva Director	General Counsel of Abengoa Yield plc	(2)	Spain

(1)   Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

(2)   Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Santiago Seage Medela Director, President and CEO	CEO, Abengoa, S.A.	(1)	Spain
Eduard Soler Babot Director, Executive VP & CFO	COO and CFO, Abengoa Yield plc	(2)	Spain
Manuel Silván Leal Director	Vice President Taxes, Risk Management and Compliance, Abengoa Yield plc	(2)	Spain
Irene María Hernández Martín de Arriva General Counsel	General Counsel, Abengoa Yield plc	(2)	Spain

(1)   Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

(2)   Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF.